Exhibit 99.1

YAMANA PROVIDES NOTICE OF FOURTH QUARTER 2015 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, January 8, 2016 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) ("Yamana" or "the Company") will release its fourth quarter and full year 2015 results after market close on February 18, 2016 followed by a conference call and webcast on February 19, 2016 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2015 Conference Call Information:

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-340-8527
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 2022543
Toronto Local and International:	905-694-9451	Passcode 2022543

The conference call replay will be available from 12:00 p.m. ET on February 19, 2016 until 11:59 p.m. ET on March 4, 2016.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com